Exhibit 99.6

PERDIGÃO AND ITS PARTNERS INVEST MORE THAN R$ 1 BILLION IN THE STATE OF GOIÁS

The increase in poultry processing capacity at the Jataí plant is among the investments

Over the next three years, R$ 1.1 billion is to be invested in Perdigão’s expansion in the state of Goiás. Out of this total, R$ 700 million will be spent on expanding the poultry and hog integrated systems in the Mineiros, Jataí and Rio Verde regions to supply the Company’s units located in these municipalities. A further R$ 165 million will be allocated to expansion in the poultry processing capacity project at Perdigão’s Jataí unit and the remainder to various projects already being implemented at the Mineiros and Rio Verde units.

Funding to the integrated outgrowers will be provided by the FCO (Constitutional Fund for Financing of the Midwest), through the intermediary of the Banco do Brasil. With these projects, Perdigão will consolidate its presence in the southeast of Goiás, which today is already one of its principal poles for production, sales and export of food products.

The amounted to be funded by the FCO will benefit about 150 rural producers that are to operate along the entire poultry and hog production chain. By 2010, these producers are expected to have installed 308 poultry-outgrowers in the three municipalities.

The projects implemented by Perdigão in the state of  Goiás, up to the beginning of this year, have already created 9.2 thousand direct and about 27.9 thousand indirect jobs, numbers which have made the Company the largest employer in the Midwest. Out of a total of R$ 1.65 billion invested in the meats segment in the State, from the outset of work on the construction of the Rio Verde Agroindustrial Complex, R$ 1.05 billion has been invested by the Company and R$ 606 million by the integrated outgrowers.

Recently, the company incorporated Eleva Alimentos’ Goiás-based dairy-processing product unit. The plant is located in the city of Itumbiara and produces Elegê branded UHT milk, powdered milk, table cream and butter.

THE PROJECTS

At Jataí, Perdigão is to initially increase the existing slaughtering capacity from 70 thousand to 140 thousand head of poultry/day, absorbing part of the R$ 165 million in resources planned for the entire expansion project. Over the long-term, this capacity will be increased to 280 thousand head of poultry/day, with the construction of a new industrial unit on land adjacent to the actual plant, to be donated by the Municipal Government.

It is to meet the additional requirements of the Jataí plant that the FCO is to allocate R$ 200 million for enhancing the integrated outgrower’s system in the municipalities close to the unit. Part of this figure is to be invested in the first expansion phase in which the number of outgrowers located throughout the municipality will rise to 145, distributed among 120 properties.

The Company has budgeted approximately R$ 230 million in investments through 2010 in Mineiros for expanding the integrated outgrowers system for producing heavy poultry (turkeys). Consequently, the number of outgrowers is forecasted to increase to 163.

The Mineiros Agroindustrial Complex, opened in March 2007, will have the capacity to process 81 thousand tons/year of heavy poultry meat products - equal to 44 thousand head of turkey per day, when the Complex is operating at full capacity during the course of 2009.

The number of integrated outgrowers is also being increased at Rio Verde to a forecasted 338, reflecting the plant’s expanded poultry slaughtering capacity of 420 thousand head per day and the increased daily hog-slaughtering throughput to 7 thousand head – expected to be reached by 2009. The FCO is to release R$ 270 million in investments to the new partnerships for implementing the more advanced stage of this project.

MEGA DISTRIBUTION CENTER

Also in the state of Goiás, Perdigão is investing about R$ 62 million (in own resources) in the expansion of the Rio Verde Distribution Center, one of the Company’s largest with a storage capacity of 16 thousand pallet positions. In addition to storing cargos produced in the State, the DC will also consolidate cargoes from other Perdigão units throughout the country in order to meet market demand from the Midwest, North, Northeast and part of the Southeast regions.

The DC will provide among the most modern solutions in storage and cargo handling and is expected to provide the necessary support for company growth up to 2011. The beginning of the first phase of operations is envisaged for next June, with the center operating at full capacity by October.

The investments stated in this announcement are included in the Company’s 2007 – 2011 business plan already reported to the market in general and contemplating capital expenditures of R$ 800 million for 2008.

São Paulo, March 28 2008

More Information:

Investor Relation

Perdigão Companies

(55) (11) 3718-5465

acoes@perdigao.com.br